NEWS RELEASE

Cap-Ex Returns Tay LP Property to Canarc

Vancouver, Canada – March 21, 2011 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that Cap-Ex Ventures Ltd. has dropped their option to earn a 50% interest in the Tay LP property, located within the Tintina Gold Belt in the Yukon Territory to focus on their iron ore properties.  Canarc holds an option to earn up to a 100% interest in Tay LP from Ross River Minerals Inc.

The Tay–LP property consists of 413 claims covering a 20 km-long by 4 km-wide belt of gold prospects (8,000 hectares) on which several million dollars have been spent on exploration since 1984.  The property enjoys good road access, favourable gold geology, multiple exploration targets, and strong potential to make new gold discoveries.  Gold mineralization at Tay LP is associated with quartz-sulphide stock-works replacing fault structures and carbonate sedimentary rocks proximal to three small granodioritic intrusions.

In 2010, Cap-Ex completed a 470 kilometer airborne geophysical survey at Tay LP which successfully identified several new EM conductors and magnetic anomalies within prospective geological settings.  Canarc is currently prioritizing these new targets for drilling in 2011.

Canarc Resource Corp.

“Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). Canarc is currently focused on exploring its recently acquired Tay LP gold property in south-central Yukon and seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in north-western British Columbia to the feasibility stage.

Contact Information

Gregg Wilson

Investor Relations

Toll Free: 1-877-684-9700

(604) 685-9700

Fax: (604) 685-9744

info@canarc.net

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